Exhibit 99.1

Glory Star New Media Group Holdings Limited Nasdaq Ticker Symbol:GSMG February 2021

Disclaimer This Presentation is for informational purposes only and does not constitute an oﬀer to sell, a solicitation of an oﬀer to buy, or a recommendation to purchase any equity, debt or other ﬁnancial instruments of Glory Star New Media Group Holdings Limited (“Glory Star”), or any of Glory Star’s aﬃliates’ securities. The information contained herein does not purport to be all - inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the ac - curacy or completeness of any projections, modelling or back - testing or any other information contained herein. Any data on past performance, modeling or back - testing contained herein is no indication as to future performance. Glory Star assume no obligation to update the information in this Presentation. This Presentation contains certain forward - looking in - formation which may not be included in future public ﬁlings or investor guidance. The inclusion of ﬁnancial information or metrics in this presentation should not be construed as a commitment by Glory Star to provide guidance on such information in the future. The trademarks and trademark symbols used herein are the properties of their respective owners. Use of Projections This Presentation contains ﬁnancial forecasts with respect to Glory Star’s estimated future performance . Glory Star’s independent auditors not reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and, accordingly, They have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . In this Presentation certain of the above - mentioned projected ﬁnancial information has been included (in each case, with an indication that the information is an estimate and is subject to the qualiﬁcations presented herein) for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to diﬀer materially from those contained in the prospective ﬁnancial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Glory Star or that actual results will not diﬀer materially from those presented in the prospective ﬁnancial information. Inclusion of the prospective ﬁnancial information in this Presentation should not be regarded as a repre - sentation by any person that the results contained in the prospective ﬁnancial information will be achieved. Industry and Market Data In this Presentation, Glory Star relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data . Glory Star obtained this information and statistics from third - party sources, including reports by ﬁnancial data ﬁrms and other ﬁrms . Glory Star has supplemented this information where necessary with information from discussions with Glory Star customers and others and its own internal estimates, taking into account publicly available information about other industry participants and Glory Star’s man - agement’s best view as to information that is not publicly available . Disclaimer This Presentation shall neither constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the oﬀer, solicitation or sale would be unlawful prior to the registration or qualiﬁcation under the securities laws of any such jurisdiction.

About Glory Star Established in November 2016 and listing on NASDAQ since February 2020 , Glory Star has pioneered a unique, new business model integrating e - commerce services with premium video content . As a leader in online digital media and entertainment in China, Glory Star has a strong track record both in terms of viewership and production capabilities . In 2017 , for example, the Company launched its signature lifestyle video series, CHEERS, and, in 2018 , the Company introduced its CHEERS App, through which it integrates e - commerce services with professionally generated video content . As one of the top market participants in China’s PGC video e - commerce industry as measured by GMV, Glory Star serves millions of users on both third - party platforms and its mobile app . “CHEERS+” Focusing on Quality Lifestyles Defining a digital ecosystem with “CHEERS+” at the core CHEER S Vide o , CHEER S e - Ma l l , CHEER S Sho w , CHEER S T V Serie s Short Videos 㸪 Live Streaming , Social E - commerce , Online Gaming, Paid Membership

Glory Star New Media Group: Overview Cheers Series Live Streaming Cheers App Short Videos Online Variety Shows Online Drama Cheers E - Mall Our vision is to become a world leading mobile media and entertainment company Fast growth in content - driven e - commerce 121+ million app downloaded as of June 30, 2020

Key Metrics and Financial Highlights Operating Hig h lig h t s Financial Hig h lig h t s Glory Star New Media Group Holdings Limited ( NASDAQ: GSMG) Compare 2020 H1 to 2019 H1(As of June 30) App Downloads: Exceeded 121.0 million as of H1 2020, Up from 35.5 million. Average DAUs: Increased to 4.5 million ended H1 2020, Up from 0.7 million. GMVs: Increased to $20.0 million ended H1 2020, Up from $1.0 million. Compare 2020 H1 to 2019 H1 (As of June 30 ) Net Income attributable to ordinary shareholders: USD $12.0 million, up 11.5%. Compare 2020 Q2 to 2019 Q2 (As of June 30) Net Income attributable to ordinary shareholders: USD $9.1 million, up 37.4%.

Investment Highlights

耀世星辉
Glory Star

1. Huge Market Opportunity and Strong Industry Leading Position
2. Innovative Business Model – E-Commerce Oriented 5G Video-based Content Enabler
3. Chairman/ CEO has Extensive Industry Experience; Core Team Members have Worked Together for Decade
4. Solid Financial Performance with Fast Growth

1 0.8 2.3 14.0 32.8 56.1 2016 2017 2018 2019 2020E CAGR 100.1% CAGR 332.2% 236 340 441 506 592 2014 2015 2016 2017 2018 2020.03 2021E CAGR 20.1% CAGR 24.4% 0.8 1.8 3.4 5.2 7.8 2016 2017 2018 2019 2020E CAGR 74.8% 0.2 1.3 3.5 5.0 6.9 11.7 14.5 2016 2017 2018 2019 2020E 2021E 2022E 2023E 2024E CAGR 32.5% 9.2 CAGR 151.6% 2.6 Scale of Short Video Ad Market in China 1 (in billions RMB) Mobile Shopping Population (in millions) Huge Market Opportunity and Strong Industry Leading Position Scale of Live Streaming Ad Market in China 2 (in billions RMB) Professionally Generate Content (Proprietary Content) Market Scale (in billions RMB) According to iResearch Content Driven e - Commerce Industry out - look and study 2020, Glory Star Ranks 2 in the PGC Content e - Commerce Sector. 1.The scale is calculated based on advertising revenue of short video media platforms and does not include advertising revenue of other platforms. 2.The scale is calculated based on advertising revenue of live streaming media. 3.Glory Star commissioned IResearch to make and issue the report. 707 849

Innovative Business Model 1.0 Key Customer Acquisition Tools 2.0 Use of Content to Drive Product Sales 3.0 Retention & Monetization Partner with Provincial Satellite TV S tations for “Cheers Series” Partner with iQiyi for original online drama and variety show series 2 A content - driven business model with low acquisition costs for e - Commerce Data update as of June 30,2020 Interactive, live - streaming quiz show “Shopping Genius” Developed a series of live - streaming programs such as “Bargain Genius” Incubated Short - Video IP Matrix Cheers APP has more than 121 million cumulative downloads Integrated platform for e - Mall

Creativity and high quality content build the moat of our business Brand Customers China's FirstTier Satellite TV Popular Digital platforms E - C omm erc e Platform 2

2 Creative Customer Acquisition through Proprietary Contents

Our consistency of creative works synergize content and e-commerce enable users to consume via contents


1.04 Million+ Live Online Viewers
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Comment Section
砍价天才

Live Streaming


Commodity Links
5.89 Million+ Video Views
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护肤品致癌？危险成分大科普！在护肤品里总有一些"高危"成分

Short Videos

Innovative Customer Conversion Live Stream Interactive Games Win Coupons Short Videos Fun Missions Exchange Discounts Cheers E - Mall 2

1.Source: Management Creating an ecosystem that monetizes viewers through quality content and membership rewards system Key Demographic Young People Lifestyle - themed content and products P r oduc t Multi - product offering TV series, Drama, Variety Show, Live - streaming, Short - video, etc Production Professionally produced and professionally - managed user - generated content Unparalleled quality, compared to UGC and OGC CHEERS e - M all GMV (in millions USD) 1 2 Key Diﬀerentiators C h e e r s E - M a l l h a s e x p e r i e n c e d a rapid g r o w t h in GM V d u r i n g COV ID 20 Customer Number of Cheers APPInstallation (Millions of Devices) 12. 8 85. 3 2018.12.3 1 2019.12.3 1 2020 H1 2019 H 1 2000% 2020. 06.30 1 21 . 0 Content Access Multi - platform: Satellite TV, Taobao, iQiyi, YouTube Proprietary Cheers App Membership and Rewards System

2 Competitive Advantage in e-Mall



Premium life-style themed video content

Divercity of Interactive live-streaming programs







All achieved on self developed Cheers App that create a closed-end ecosystem

Focused verticals on lifestyle only SKUs generates stable advertising revenue




T-Mall
RMB 245
Cheers
RMB 105
JD.com
RMB 269
T-Mall
RMB 899
Cheers
RMB 435.2
JD.com
RMB 568

Glory Star Viewers enjoy purchase discounts and opportunity for engagement/ participation in live streaming and short video formats

3 Jia Lu Co - Founder, SVP Perry Lu CFO Experienced Management Team Bing Zhang Founder, CEO China Media Industry vetera Awarded Annual Figure of C hina Radio & TV industry for 2015, 2016 and 2017 Awarded “ Inﬂuential Figure of Radio, TV & Film in Asia - Paciﬁc Area” for 2016 and 2017 The most inﬂuential person in C hina's communications industry in 2018 The most inﬂuential variety show producer in 2019 C reated a benchmark TV program group, the C heers Series Data update as of June 30,2020

Solid Financial Performance & Fast Growth 4 201 8 201 9 Net Income 2 (in millionsUSD) 26 . 4 13.7 Net Income attributable to ordinary shareholders 1 (in millions USD) Net Income attributable to ordinary shareholders 1 (in millions USD) 6. 6 9. 1 20 19Q 2 20 20Q 2 10. 7 12. 0 2019H 1 2020H 1 1. Audited Financials for 2018 and 2019; RMB converted to USD at FX of 6.75, 6.62, 6.91, 6.98, 7.03 for 2017, 2018, 2019, 2020Q1, 2020H1, respectively. 2. The Net Income for year 2019 was $26.4 million that met the financial performance target of 2019 earnout; 37.4% 11.5%